SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                RYANAIR LAUNCHES NEW ROUTE FROM IRELAND TO SPAIN
                       DUBLIN - REUS (SALOU) from EUR29.99!


Ryanair, Europe's No. 1 low fares airline, today (Monday, 22nd March 2004) announced a new daily flight from Dublin to Reus (Salou) in Spain with fares from an incredible EUR29.99! (incl. taxes).

This latest announcement follows last weeks new route launches of flights from Dublin to Murcia (Spain), and Dublin to Nottingham East Midlands. All three services will commence on 29th April 04, and can be booked from today at www.ryanair.com.

Commenting on the new route launch, Ryanair's Deputy Chief Executive Michael Cawley said:

"Today's announcement of our new daily service linking Dublin with Reus (Salou) on the Spanish Costa Dorada is more great news for Irish consumers. Thanks to Ryanair, it has never been cheaper or easier to hit the hot spots like Salou on the Costa Dorada, or a treat for the kids to the famous "Universal Mediterranea" theme park.

"Nobody can match Ryanair's low fares, and Irish consumers can grab a seat to the sun from an incredible EUR29.99!, representing savings of EUR190.00* on Aer Lingus' high fares to Barcelona. At these fantastic low fares, we expect huge demand and we would advise passengers to book immediately at www.ryanair.com"

  ROUTE       FREQUENCY      RYANAIR'S LOW      AER LINGUS     RYANAIR
  Dublin to:                    FARE               FARE*       SAVINGS
    REUS        DAILY           From
   (SALOU)                   EUR29.99            EUR220.57   EUR190.58
                                                (Barcelona)

(*Source: Aer Lingus website - one-way fare to Barcelona on 29th April 04)

Ends:                          Monday, 22nd March 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 March 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director